Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

(1) APPLICATION FOR VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING AND RECEIPT OF THE PRIMARY CONVERSION EXCHANGE ACKNOWLEDGMENT;

(2) PROPOSED GRANT OF ISSUANCE MANDATE AND REPURCHASE MANDATE;

(3) PROPOSED ADOPTION OF THE REVISED ARTICLES OF ASSOCIATION; AND

(4) PROPOSED ADOPTION OF THE 2022 SHARE INCENTIVE PLAN

Independent Financial Adviser to the Company

APPLICATION FOR VOLUNTARY CONVERSION TO DUAL PRIMARY LISTING

The Company has applied to the Hong Kong Stock Exchange with respect to the Primary Conversion. On October 19, 2022, the Company received the acknowledgement from the Hong Kong Stock Exchange in respect of the application of Primary Conversion. The Effective Date of the Primary Conversion is expected to be on or before December 31, 2022. Upon the Effective Date, the Company will be dual primary listed on the Hong Kong Stock Exchange and the NYSE.

PROPOSED GRANT OF ISSUANCE MANDATE AND REPURCHASE MANDATE

Ordinary resolutions will be proposed at the First GM to approve the grant of (i) an issuance mandate to the Directors to allot, issue or deal with Shares or securities convertible into Shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of the First GM; and (ii) a repurchase mandate to the Directors to repurchase Shares not exceeding 10% of the total number of issued Shares and/or ADSs as of the date of the First GM.

PROPOSED ADOPTION OF THE REVISED ARTICLES OF ASSOCIATION

Subject to the Shareholders’ approval at the First GM, the Company will adopt the revised Articles of Association to comply with the Core Shareholder Protection Standards under Appendix 3 to the Hong Kong Listing Rules.

PROPOSED ADOPTION OF THE 2022 SHARE INCENTIVE PLAN

Subject to the Shareholders’ approval at the First GM, the Company will adopt the 2022 Share Incentive Plan with effect from the Effective Date.

This announcement is made pursuant to Paragraph 3.29 of the Hong Kong Stock Exchange’s Guidance Letter HKEX-GL112-22 (“GL112-22”) and Rules 13.51(1) and (5) of the Hong Kong Listing Rules.

1.	APPLICATION FOR CONVERSION TO DUAL PRIMARY LISTING ON THE HONG KONG STOCK EXCHANGE

1.1	Background

The Company is a Grandfathered Greater China Issuer, as defined under Chapter 19C of the Hong Kong Listing Rules. The Company’s ADSs have been listed and traded on the NYSE under the ticker symbol “NOAH” since November 2010. On July 13, 2022, the Company listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules (the “Secondary Listing”).

To further broaden its investor base, facilitate incremental liquidity, mitigate the risk of delisting from the NYSE and expand access to China- and other Asia-based investors, the Company announced on August 10, 2022 that the Board has resolved to pursue the Primary Conversion and authorized the Company’s senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion, including the removal of the stock marker “S” from its stock short name on the Hong Kong Stock Exchange on the Effective Date.

The Company has applied to the Hong Kong Stock Exchange with respect to the Primary Conversion (the “Primary Conversion Application”). On October 19, 2022, the Company received the acknowledgement from the Hong Kong Stock Exchange in respect of the Proposed Conversion Application issued pursuant to the paragraph 3.24 of the GL112-22 (the “Primary Conversion Exchange Acknowledgement”). The Effective Date is expected to be on or before December 31, 2022. Upon the Effective Date, the Company will be dual primary listed on the Hong Kong Stock Exchange and the NYSE.

1.2	Compliance with applicable provisions of the Hong Kong Listing Rules and the SFO upon the Primary Conversion

Upon the Effective Date, save and except otherwise separately waived, exempted or approved by the Hong Kong Stock Exchange, it is expected that the Company will be able to comply with the requirements under the Hong Kong Listing Rules, the SFO and laws which are applicable to dual primary listed issuers.

In preparation of the Primary Conversion and prior to the Effective Date, to ensure compliance with the Hong Kong Stock Exchange’s requirements applicable to dual primary listed issuers, the Company has made or will make, among others, the following plans and arrangements on or before the Effective Date:

(a)	convene the First GM to approve, among other matters: (i) the adoption of the revised Articles of Association to comply with the Core Shareholder Protection Standards under Appendix 3 to the Hong Kong Listing Rules as set out in the Prospectus; and (ii) the grant of an issuance mandate and an repurchase mandate;

(b)	cancel all of its treasury stocks prior to the Effective Date;

(c)	review the policy regarding securities transactions by Directors, and its internal control systems to monitor its ongoing compliance with the Hong Kong Listing Rules upon the Primary Conversion to ensure the compliance with the Model Code under Appendix 10 of the Hong Kong Listing Rules, and has engaged an independent internal control consultant to conduct a review of the existing internal procedures and to put in place the necessary internal control measures, including but not limited to policies in respect of restrictions on purchase of its own Shares, notifiable transactions and connected transactions, to ensure compliance with the Hong Kong Stock Exchange’s requirements applicable to dual primary listed issuers;

(d)	adopt the revised charters of its Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee to comply with the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules on the Effective Date;

(e)	seek Shareholders’ approval at the First GM to (i) adopt the 2022 Share Incentive Plan, which is compliant with the new Chapter 17 of the Hong Kong Listing Rules, as published by the Hong Kong Stock Exchange on July 29, 2022 and will become effective on January 1, 2023, and (ii) terminate the 2017 Share Incentive Plan with respect to the grant of new options, restricted shares, or restricted share units and other forms of share awards, both with effect from the Effective Date. The share options and share awards outstanding under 2017 Share Incentive Plan will remain in full force and effective pursuant to the terms and conditions of the 2017 Share Incentive Plan as if it has not been amended or terminated. No subsidiary of the Company has adopted any share incentive scheme as of the date of this announcement;

(f)	provide training and memorandums to the Directors and relevant staff of the Company regarding the restriction on share repurchases, continuing obligations under the Hong Kong Listing Rules, notifiable transactions and connected transactions, among others;

(g)	appoint Ms. Jingbo Wang (汪靜波), the chairwoman of the Company, and Ms. Ng Wing Shan (吳詠珊) of Vistra as the authorized representatives of the Company under Rule 3.05 of the Hong Kong Listing Rules with effect from the Effective Date; and

(h)	appoint Mr. Qing Pan (潘青), the chief financial officer of the Company, and Ms. Ng Wing Shan (吳詠珊) of Vistra as the joint company secretaries of the Company (the “Joint Company Secretaries”, each a “Joint Company Secretary”) with effect from the Effective Date.

The Company expects that the above plans and arrangements will be implemented or completed on or prior to the Effective Date in order for it to comply with all the relevant Hong Kong Listing Rules applicable to dual primary listed issuers from the Effective Date. The Company currently does not expect any transitional measures to be put in place before the Effective Date, and there are no transitional measures that would potentially impact Shareholders and potential investors.

In the event the Company is unable to demonstrate full compliance with the applicable Hong Kong Listing Rules and the SFO in time (where no waiver or exemption has been granted) upon the Effective Date, the Company may be requested to delay the Effective Date. In the event that the Company failed to comply with the obligations as set out in the Hong Kong Listing Rules applicable to dual primary listed issuers following the Effective Date, the Company would be in potential breach of the Hong Kong Listing Rules, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action by the Hong Kong Stock Exchange.

1.3	Existing Waivers

For the avoidance of doubt, the Company will continue to be entitled to certain waivers, exemptions and exceptions granted or applicable to the Company as a secondary listed issuer on the Hong Kong Stock Exchange (the “Existing Waivers”) before the Effective Date, provided that it remains primarily listed on the NYSE. The Existing Waivers include the following specific waivers and exemptions granted by the Hong Kong Stock Exchange and the exemption and ruling granted by the SFC, on an individual basis:

Rules	Subject matter

Rule 2.07A of the Hong Kong Listing Rules	Printed Corporate Communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly Return

Rule 19C.02A(1)(b) of and Appendix 3 to the Hong Kong Listing Rules	Core Shareholder Protection Standards

Section 4.1 of the Introduction to The Codes on Takeovers and Mergers and Share Buyback (the “Takeovers Code”)	Not a Public Company in Hong Kong under the Takeovers Code

Part XV of the SFO	Disclosure of Interests under Part XV of SFO

Details of the aforementioned Existing Waivers are set out in the Prospectus. The Company will fully comply with the provisions of the Hong Kong Listing Rules and the SFO in the table above and become a “public company in Hong Kong” for the purposes of the Takeovers Code from the Effective Date.

1.4	Application for Waivers in connection with the Primary Conversion

In preparation for the Primary Conversion, the Company has sought, subject to the approval of the Hong Kong Stock Exchange which may or may not be granted, the following waivers (the “Waivers”) from strict compliance with the relevant provisions of the Hong Kong Listing Rules:

Rules	Subject matter

Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules	Use of U.S. GAAP

Rules 3.28 and 8.17 of the Hong Kong Listing Rules	Joint Company Secretaries

Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules	Exercise Price of Options and SARs to be Granted Pursuant to the 2022 Share Incentive Plan

(a)	Use of U.S. GAAP

Requirements under the Hong Kong Listing Rules

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules requires the Company to prepare its financial statements in an annual report to be in conformity with: (a) HKFRS; (b) IFRS; or (c) China Accounting Standards for Business Enterprises (“CASBE”) in the case of a PRC issuer that has adopted CASBE for the preparation of its annual financial statements, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules.

In Guidance Letter HKEX-GL111-22 (“GL111-22”), the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual primary or secondary listing in the U.S. and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. GL111-22 further provides that an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its accountants’ reports and annual/interim/quarterly reports.

Reasons for applying for the waiver

As a company primarily listed on the NYSE, the Company uses U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the SEC as determined by the United States Public Company Accounting Oversight Board (PCAOB). U.S. GAAP is well recognized and accepted by the international investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the United States. Aligning the accounting standards used for disclosures in both markets will alleviate any such confusion.

Waiver application

The Company has engaged as its auditors Deloitte Touche Tohmatsu, certified public accountants under the Professional Accountants Ordinance (Chapter 50 of the Laws of Hong Kong) who have satisfied the relevant qualification and independence requirements. The consolidated financial statements of the Company for the year ending December 31, 2022 are expected to be audited by Deloitte Touche Tohmatsu.

The Company has applied for a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules in respect of its financial statements, subject to the Hong Kong Stock Exchange’s approval and the conditions that:

•	the Company will, for the financial year following the Effective Date, include (i) a description of the relevant key differences between U.S. GAAP and IFRS; and (ii) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using U.S. GAAP and IFRS in its interim and annual reports after the Primary Conversion with a view to enabling investors to appraise the impact of the two accounting standards on the Company’s financial statements, with the reconciliation statement in the interim report to be reviewed by its auditors in accordance with a standard comparable to the International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the Reconciliation Statement in the annual reports to be audited by auditors;

•	the Company will comply with paragraphs 30-33 of GL111-22;

•	the Company will use HKFRS or IFRS in the preparation of the Company’s financial statements in the event that the Company is no longer listed in the U.S. or has no obligation to make financial disclosure in the U.S.; and

•	this waiver, if granted, will not be applied generally and will be based on the specific circumstances of the Company.

(b)	Joint Company Secretaries

Requirements under the Hong Kong Listing Rules

Rules 3.28 and 8.17 of the Hong Kong Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his academic or professional qualifications or relevant experience, is, in the opinion of the Hong Kong Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company appointed, with effect from the Effective Date, Mr. Qing Pan (潘青) (“Mr. Pan”), the chief financial officer of the Company, and Ms. Ng Wing Shan (吳詠珊) (“Ms. Ng”) of Vistra as joint company secretaries. Details of Mr. Pan’s biography are set out on page 284 of the Prospectus.

Ms. Ng currently serves as an associate director of the corporate services department of Vistra. Ms. Ng has 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies and private companies. Ms. Ng has been acted as company secretary/joint company secretary for various Hong Kong listed companies since 2015. Ms. Ng is a fellow member of The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrators) in the United Kingdom.

The Company’s principal business activities are in the PRC. There are practical difficulties in finding persons who possess Mr. Pan’s day-to-day knowledge of the Company’s affairs while also having the academic and professional qualifications required. The Company believes that Mr. Pan, by virtue of his knowledge and prior experience in handling corporate administrative matters of the Company, is capable of discharging the functions of a joint company secretary. The Company also believes that it would be in the best interest of the Company and the corporate governance of the Group to have a person such as Mr. Pan, who is an employee of the Company and has day-to-day knowledge of the Company’s affairs, as its joint company secretary. Mr. Pan has the necessary nexus to the Board and close working relationship with management of the Company to perform the function of a joint company secretary and take the necessary actions in the most effective and efficient manner.

Waiver application

Accordingly, the Company has applied for a waiver from strict compliance with Rules 3.28 and 8.17 of the Hong Kong Listing Rules for a three-year period from the Effective Date in respect of the appointment of Mr. Pan as a joint company secretary of the Company, subject to the Hong Kong Stock Exchange’s approval and the conditions that:

(i)	Mr. Pan must be assisted by Ms. Ng (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Hong Kong Listing Rules and is appointed as a joint company secretary) throughout the three-year period and such waiver will be revoked immediately if and when Ms. Ng ceases to provide assistance to Mr. Pan during such three-year period;

(ii)	Mr. Pan will comply with the annual professional training requirement under Rule 3.29 of the Hong Kong Listing Rules and will enhance his knowledge of the Hong Kong Listing Rules during the three-year period from the Effective Date; and

(iii)	the waiver can be revoked if there are material breaches of the Hong Kong Listing Rules by the Company. The Company expects that Mr. Pan will acquire the qualifications or relevant experience required under Rule 3.28 of the Hong Kong Listing Rules prior to the end of the three-year period from the Effective Date. The Company will liaise with the Hong Kong Stock Exchange before the end of the three-year period to enable it to assess whether Mr. Pan, having had the benefit of Ms. Ng’s assistance for three years, will have acquired relevant experience within the meaning of Note 2 to Rule 3.28 of the Hong Kong Listing Rules so that a further waiver will not be necessary.

(c)	Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

Background of the Contractual Arrangements

The Company operates its domestic asset management business (the “Relevant Business”) under the Contractual Arrangements. In its Relevant Business, the Company acts as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign investment restrictions that are currently in effect, which may require that investors shall not be foreign-invested enterprises (“FIEs”) or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations.

The Company adopted the Contractual Arrangements because if the Company were to conduct the Relevant Business through its PRC subsidiaries which are FIEs, the Company may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, the Company relies on the Contractual Arrangements that the Company entered into with Noah Investment and its shareholders to carry out the Relevant Business. The Contractual Arrangements with Noah Investment and its shareholders enable the Company to:

(i)	have power to direct the activities that most significantly affect the economic performance of the VIEs;

(ii)	receive substantially all of the economic benefits from the VIEs in consideration for the services provided by Noah Group; and

(iii)	have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by the Group at any time at the Group’s discretion.

The Contractual Arrangements allow the Company to consolidate the financial results of the VIEs. For the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, net revenues generated from entities controlled through the Contractual Arrangements amounted to RMB816.5 million, RMB935.5 million, RMB1,466.7 million and RMB582.8 million respectively, accounting for 24.1%, 28.3%, 34.2% and 38.0%, respectively, of the Group’s net revenue.

Below is the simplified structure of the Contractual Arrangements as of the date of this announcement:

Note:

(1)	The registered shareholders of Noah Investment consisted of (i) Ms. Jingbo Wang with 46% equity interests, (ii) Mr. Zhe Yin with 12% equity interests, (iii) Mr. Boquan He with 25% equity interests, (iv) Ms. Xinjun Zhang with 4% equity interests, (v) Ms. Yan Wei with 3% equity interests, and (vi) Ms. Qianghua Yan with 10% equity interests. Each of Ms. Jingbo Wang, Mr. Zhe Yin and Mr. Boquan He are the Directors. Ms. Xinjun Zhang and Ms. Yan Wei are employees of the Group. Ms. Qianghua Yan is an early and long-term investor in the Group and an independent third party.

The Company expects that the structure of the Contractual Arrangements as of the date of this announcement will remain unchanged up to the Effective Date.

The Company’s PRC Legal Adviser is of the opinion that:

(a)	the ownership structure of Noah Investment and Noah Group does not result in a violation of any applicable PRC laws or regulations currently in effect; and

(b)	the Contractual Arrangements among Noah Group, Noah Investment and the Registered Shareholders governed by PRC laws are valid, legal and binding, and do not result in a violation of any applicable PRC laws or regulations currently in effect.

For further details of the Contractual Arrangements, see the section headed “History and Corporate Structure – Contractual Arrangements” from pages 161 to 166 of the Prospectus.

Reasons for applying for the waiver

We have in place various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of our Company under the Hong Kong Listing Rules upon the Effective Date where directors, chief executive officers or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of our Company upon the Effective Date, unless they are exempt under the Hong Kong Listing Rules.

The Contractual Arrangements with respect to the operations of all the Relevant Business by the VIEs were entered into before the Company became secondary listed on the Hong Kong Stock Exchange, and the terms of such Contractual Arrangements are substantially the same and have been disclosed in the Prospectus.

The Board is of the view that the Contractual Arrangements and the transactions contemplated thereunder are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the VIEs will be consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and all the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the VIEs through the service fees payable to Noah Group), therefore the Board believes that it will not be in the interest of the Company and its Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements shall technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules upon the Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

The Board is also of the view that:

(i)	the Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that fair and reasonable, and in the interests of the Company and its Shareholders as a whole; and

(ii)	it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

Gram Capital, being the Independent Financial Adviser to the Company in respect of the Contractual Arrangements pursuant to Rule 14A.52 of the Hong Kong Listing Rules, is also of the view that in relation to the Contractual Arrangements for the Relevant Business,

(i)	the continuing connected transactions in respect of the Contractual Arrangements for the Relevant Business have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and its Shareholders as a whole; and

(ii)	it is normal business practice for agreements of this type to be of such duration exceeding three years based on all the matters set out above, including in particular: (a) its discussion with the Directors in respect of the necessity of the Contractual Arrangements for the Relevant Business; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew Contractual Arrangements for the Relevant Business every three years or less; and (c) the fact that the duration of similar arrangements of other listed issuers on the Hong Kong Stock Exchange are normally infinite until termination or infinite in practice.

Hong Kong Listing Rules implications and waiver application

Pursuant to the Paragraph 3.48 of the GL112-22, the Company, as a Grandfathered Greater China Issuer secondary listed in Hong Kong under Chapter 19C of the Hong Kong Listing Rules, is allowed to retain its VIE structures (in effect at the time of its listing in Hong Kong) if it becomes primary listed in Hong Kong as a result of Primary Conversion.

The highest applicable percentage ratios (other than the profits ratio) under the Hong Kong Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the Contractual Arrangements, the Company has applied for a waiver from strict compliance with (i) the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules, (ii) the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules, (iii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iv) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, subject to the following conditions:

(i)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements (including with respect to any fees payable to Noah Group thereunder) will be made without the approval of the independent non-executive Directors.

(ii)	No change without independent Shareholders’ approval

Save as described in condition (d) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in condition (e) below) will, however, continue to be applicable.

(iii)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIEs for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Noah Group by the VIEs under the relevant exclusive business cooperation agreement, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs.

(iv)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v)	Ongoing reporting and approvals

The Company will fully comply with the disclosure requirements in relation to the Contractual Arrangements under the Hong Kong Listing Rules and relevant Guidance Letter and Listing Decision, and disclose details relating to the Contractual Arrangements on an on-going basis as follows:

•	The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual report and interim report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•	The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and the VIEs during the relevant financial period under condition (iv) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•	The Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•	For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as the Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the VIEs and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the VIEs), and transactions between these connected persons and the Group (including, for this purpose, the VIEs), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•	The VIEs will undertake that, for so long as Class A Ordinary Shares are listed on the Hong Kong Stock Exchange, the VIEs will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

(d)	Exercise Price of Options to be Granted Pursuant to the 2022 Share Incentive Plan

Requirements under the Hong Kong Listing Rules

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheet (the “HKSE Price”) on the date of grant, which must be a business day; and (ii) the average closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. It is worth noting that the relevant requirement specifies the value of the exercise price but does not strictly limit the currency at which grants are made.

Reasons for applying for the waiver

Upon the Effective Date, the Company will no longer grant options, restricted shares, or restricted share units and other forms of share awards under the 2017 Share Incentive Plan and would grant options, restricted shares, or restricted share units and other forms of share awards under the 2022 Share Incentive Plan if it is approved by the Shareholders at the First GM.

Under the terms of the 2022 Share Incentive Plan, the exercise price of each of the options (the “Option(s)”) or the share appreciation rights (the “SAR(s)”) granted shall be determined by a committee of one or more members of the Board to whom the Board shall delegate the authority to, which may be a price related to the fair market value (the “Fair Market Value”) of the Shares (each represented by two ADSs); provided that, among others, the exercise price shall not be less than the higher of (a) the Fair Market Value of a Share (represented by two ADSs) on the date of grant (which must be a NYSE trading day) and (b) the average Fair Market Value of a Share (represented by two ADSs) for the five NYSE trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

The 2022 Share Incentive Plan further provides that the Fair Market Value shall be the closing price per Share (represented by two ADSs) on such date on the NYSE (the “NYSE Price”), if no such sale is reported on that date, on the last preceding date on which a sale was so reported.

It would be unduly burdensome for the Company and its employees if the exercise prices of the Options and SARs exercisable into, among others, ADSs under the 2022 Share Incentive Plan were to be determined with reference to the HKSE Price. The waiver from Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules can be justified on the following bases:

(i)	since the listing of the Company’s ADSs on the NYSE in November 2010, it has been the Company’s practice to issue options exercisable into ordinary shares or ADSs (two of which represent one Class A ordinary share) denominated in U.S. dollars under the Company’s share incentive plans, with reference to the NYSE Price. The Company will continue to issue Options and SARs under the 2022 Share Incentive Plan after the Effective Date. The Company also expects that it will grant Options and SARs exercisable into, among others, ADSs denominated in U.S. dollars under the 2022 Share Incentive Plan. By definition, ADSs are also denominated in U.S. dollars, and the exercise price for Options and SARs will necessarily be presented in U.S. dollars;

(ii)	a vast majority of eligible individuals under the 2022 Share Incentive Plan reside outside of Hong Kong. The Options and SARs already granted to the eligible grantees under the 2017 Share Incentive Plan are predominantly held in the U.S. It will diminish the incentives to the eligible individuals if the exercise price of the Options and SARs were calculated with reference to the Shares’ trading price on the Hong Kong Stock Exchange denominated in Hong Kong dollars;

(iii)	it will likely cause confusion to the eligible individuals under the 2022 Share Incentive Plan, many of whom were also eligible individuals under the 2017 Share Incentive Plan, to change the reference price, for determining the exercise prices of the Options and SARs, into the HKSE Price, which is denominated in Hong Kong dollars. It will also likely lead to significant inconvenience for them to evaluate the amount of potential gains with respect to their Options and SARs and make personal investment decisions and financial planning accordingly. It will also cause significant administrative burdens to the Company, both from a timing and cost perspective, to change the determination and calculation of the exercise price of Options and SARs and to provide the necessary training to all affected eligible individuals;

(iv)	in addition, subject to the waiver from strict compliance with Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules in respect of financial statements of the Company, the Company will continue to prepare its accounts based on U.S. GAAP after the Effective Date which requires the Company values equity awards for financial reporting purposes based on their Fair Market Value denominated in U.S. dollars as of the date of grant. Granting Options and SARs denominated in Hong Kong dollars would impose a considerable amount of work on accounting and financial reporting on the Company, and the benefits of such work may not justify the additional work and expenses involved;

(v)	the vast majority of the trading volume for the Company’s ADSs has been on NYSE since the Company’s listing in November 2010; and

(vi)	the current method for determining the exercise price of Options and SARs based on the NYSE Price is substantially similar to the requirements in Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

Waiver application

The Company has applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules in respect of the exercise price of the Options and SARs under the 2022 Share Incentive Plan, such that the Company will be able to determine the exercise price for grants of Options and SARs under the 2022 Share Incentive Plan based on the higher of: (a) the NYSE Price on the date of grant, which must be a NYSE trading day, or if no such sale is reported on the date of grant, the NYSE Price on the last preceding date on which a sale was so reported; and (b) the average NYSE Price for the five NYSE trading days immediately preceding the date of grant (or, if greater, the par value of a ADS on such date(s)), subject to the Hong Kong Stock Exchange’s approval and on the condition that the Company shall not issue any Options and SARs with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

As of the date of this announcement, the above applications for Waivers in connection with the Primary Conversion remain subject to review and approval by the Hong Kong Stock Exchange and the Hong Kong Stock Exchange may or may not grant such Waivers to the Company.

In the event of withdrawal of any of the aforementioned Waivers, the Company would have to fully comply with such Hong Kong Listing Rules.

2.	PROPOSED GRANT OF ISSUANCE MANDATE AND REPURCHASE MANDATE

In order to give the Company the flexibility to issue and repurchase Shares where appropriate, an ordinary resolution will be proposed at the First GM to approve the grant of (i) an issuance mandate to the Directors to issue Shares or securities convertible into Shares not exceeding 20% of the total number of issued Shares as of the date of the First GM (the “Issuance Mandate”); and (ii) a repurchase mandate to the Directors to repurchase Shares not exceeding 10% of the total number of issued Shares as of the date of the First GM (the “Repurchase Mandate”), effective from the Effective Date and until the earlier of the date the next annual meeting, which will be held before June 30, 2023.

The Repurchase Mandate and Issuance Mandate are subject to the approval of the Shareholders by way of the ordinary resolution at the First GM. For further details on the Issuance Mandate and the Repurchase Mandate, please refer to the Company’s proxy statement/circular to be despatched to the Shareholders.

3.	PROPOSED ADOPTION OF THE REVISED ARTICLES OF ASSOCIATION

Subject to the Shareholders’ approval at the First GM, the Company will adopt the revised Articles of Association to comply with the Core Shareholder Protection Standards under Appendix 3 to the Hong Kong Listing Rules. Details of the amendments have been set forth in the section headed “Waivers and Exemptions – 6. Core Shareholder Protection Standards” from Pages 134 to 140 of the Prospectus.

The full text of the revised Articles of Association, if approved by the Shareholders at the First GM, will be published on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company at ir.noahgroup.com.

4.	PROPOSED ADOPTION OF THE 2022 SHARE INCENTIVE PLAN

Subject to Shareholders’ approval at the First GM, the Company will (i) adopt the 2022 Share Incentive Plan, which is compliant with the new Chapter 17 of the Hong Kong Listing Rules, as published by the Hong Kong Stock Exchange on July 29, 2022 and will become effective on January 1, 2023, and (ii) terminate the 2017 Share Incentive Plan with respect to the grant of new options, restricted shares, or restricted share units and other forms of share awards, both with effect from the Effective Date. A summary of the key terms of the 2022 Share Incentive Plan as approved by the Board will be disclosed by the Company in due course and prior to the First GM. The share options and share awards outstanding under 2017 Share Incentive Plan will remain in full force and effective pursuant to the terms and conditions of the 2017 Share Incentive Plan as if it has not been amended or terminated.

No subsidiary of the Company has adopted any share incentive scheme as of the date of this announcement.

5.	APPOINTMENT OF AUTHORIZED REPRESENTATIVES OF THE COMPANY UNDER RULE 3.05 OF THE HONG KONG LISTING RULES

The Company has appointed, with effect from the Effective Date, Ms. Jingbo Wang (汪靜波), the chairwoman of the Company, and Ms. Ng Wing Shan (吳詠珊), the Joint Company Secretary, as the authorized representatives of the Company under Rule 3.05 of the Hong Kong Listing Rules.

6.	GENERAL

The grant of the Issuance Mandate, the Repurchase Mandate, the adoption of the revised Articles of Association and the adoption of 2022 Share Incentive Plan are subject to Shareholders’ approval and the Company will be seeking such approval from the Shareholders at the First GM prior to the Effective Date. A proxy statement/circular and a notice convening the First GM will be published on the websites of the Hong Kong Stock Exchange and the Company in due course.

The Primary Conversion is conditioned on and subject to, among other things, the Company’s compliance with the Hong Kong Listing Rules and the Company’s obtaining of necessary approvals from the Hong Kong Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion to the extent required by the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2017 Share Incentive Plan”	the 2017 share incentive plan of the Company adopted on December 29, 2017 and filed with the SEC on December 29, 2017, which will terminate with effect from the Effective Date, subject to and conditioned on the Primary Conversion becoming effective and the obtaining of Shareholders’ approval on the adoption of the 2022 Share Incentive Plan

“2022 Share Incentive Plan”	the 2022 share incentive plan of the Company to be effective from the Effective Date, subject to the approval from the Shareholders at the First GM and the Primary Conversion becoming effective

“ADS(s)”	American Depositary Shares (two ADSs representing one Class A ordinary share)

“Articles of Association”	the articles of association of the Company, as amended or supplemented from time to time

“Board”	the board of the Directors of the Company

“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this announcement only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meetings

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure

“Director(s)”	the director(s) of the Company

“Effective Date”	the date on which the Primary Conversion will become effective

“First GM”	the annual general meeting of the Company to be convened tentatively on December 6, 2022

“Gram Capital” or “Independent Financial Adviser”	Gram Capital Limited, a licensed corporation to carry out type 6 (advising on corporate finance) regulated activity under the SFO, and being the independent financial adviser to the Company in respect of the Contractual Arrangements pursuant to Rule 14A.52 of the Hong Kong Listing Rules

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HKFRS”	Hong Kong Financial Reporting Standards

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards

“independent third part(ies)”	person(s) or company(ies) and their respective ultimate beneficial owner(s), who/which, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is/ are not connected with the Company

“Noah Group”	Shanghai Noah Investment (Group) Co., Ltd. (上海諾亞投資 (集團)有限公司), a limited liability company established under the laws of the PRC on August 24, 2007, and a wholly-owned subsidiary of the Company

“Noah Investment”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the consolidated affiliated entities of the Company

“NYSE”	New York Stock Exchange

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Hong Kong Stock Exchange

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Share(s)”	Class A ordinary shares in the share capital of the Company, as the context so requires

“SFC”	the Securities and Futures Commission of Hong Kong

“SEC”	the United States Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. GAAP”	accounting principles generally accepted in the U.S.

“VIEs”	Noah Investment and its subsidiaries

“Vistra”	Vistra Corporate Services (HK) Limited

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, October 19, 2022

As at the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as executive Directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze- Kaing Yang and Mr. Jinbo Yao as independent Directors.